7.00am BST

21 October 2021

TRADING UPDATE – October 2021

RELX, the global provider of information-based analytics and decision tools, reports underlying revenue growth for the first nine months of 2021 and updates the outlook for the full year.

Highlights

➣Underlying revenue growth +6% in the first nine months of 2021

Full year outlook

➣Based on the improved performance year to date across the company, we expect full year underlying growth rates in revenue and adjusted operating profit, as well as constant currency growth in adjusted earnings per share, to be above historical trends.

Risk (36% of H1 2021 revenue)

•	Underlying revenue growth +10%
•

In Business Services, demand for fraud prevention and identity solutions continued to drive double digit growth. Insurance growth was driven by strong new sales and further expansion in adjacent verticals. Data Services showed varying dynamics across segments, but recently returned to strong growth overall. Government continued to grow strongly.

•	Full year outlook: We expect underlying revenue growth to be slightly above historical trends, with underlying adjusted operating profit growth broadly matching underlying revenue growth.

Scientific, Technical & Medical (37% of H1 2021 revenue)

•	Underlying revenue growth +4%
•

Electronic revenue, 87% of the divisional total, continued to grow well, while print revenue remained stable. Primary Research growth was driven by continued market share gains in both subscription and open access payment models. Databases & tools and e-reference continued to grow strongly.

•	Full year outlook: We expect underlying revenue growth to be slightly above historical trends, with underlying adjusted operating profit growth slightly exceeding underlying revenue growth.

Legal (23% of H1 2021 revenue)

•	Underlying revenue growth +3%
•

Electronic revenue, 88% of the divisional total, continued to grow well, while print revenue declined broadly in line with historical trends. Increased adoption of our integrated research products and leading legal analytics continued to drive good renewal rates and strong new sales.

•	Full year outlook: We expect underlying revenue growth to be slightly above historical trends, with underlying adjusted operating profit growth exceeding underlying revenue growth.

Exhibitions (4% of H1 2021 revenue)

•	Underlying revenue growth +9%
•	Revenue growth was driven by a gradual reopening of exhibition venues across geographies.
•	Full year outlook: We expect strong underlying revenue growth, with total costs broadly matching total revenue for the full year.

Underlying growth rates are calculated at constant currencies, excluding the results of acquisitions until twelve months after purchase, and excluding the results of disposals and assets held for sale.  Underlying revenue growth rates also exclude exhibition cycling, and timing effects.

-ENDS-

ENQUIRIES:	Colin Tennant (Investors) +44 (0)20 7166 5751	Paul Abrahams (Media) +44 (0)20 7166 5724

Disclaimer regarding forward-looking statements

This announcement contains forward‐looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to risks and uncertainties that could cause actual results or outcomes of RELX PLC (together with its subsidiaries, “RELX”, “we” or “our”) to differ materially from those expressed in any forward‐looking statement. We consider any statements that are not historical facts to be “forward‐looking statements”. The terms “outlook”, “estimate”, “forecast”, “project”, “plan”, “intend”, “expect”, “should”, “will”, “believe”, “trends” and similar expressions may indicate a forward‐looking statement. Important factors that could cause actual results or outcomes to differ materially from estimates or forecasts contained in the forward‐looking statements include, among others: current and future economic, political and market forces; the impact of the Covid‐19 pandemic as well as other pandemics or epidemics; changes in law and legal interpretations affecting RELX intellectual property rights and internet communications; regulatory and other changes regarding the collection, transfer or use of third‐party content and data; changes in the payment model for our products; demand for RELX products and services; competitive factors in the industries in which RELX operates; ability to realise the future anticipated benefits of acquisitions; significant failure or interruption of our systems; exhibitors’ and attendees’ ability and desire to attend face‐to‐face events and availability of event venues; compromises of our cyber security systems or other unauthorised access to our databases; legislative, fiscal, tax and regulatory developments; exchange rate fluctuations; and other risks referenced from time to time in the filings of RELX PLC with the US Securities and Exchange Commission. You should not place undue reliance on these forward‐looking statements, which speak only as of the date of this announcement. Except as may be required by law, we undertake no obligation to publicly update or release any revisions to these forward‐looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events.

Notes for Editors

About RELX

RELX is a global provider of information-based analytics and decision tools for professional and business customers. The Group serves customers in 180 countries and has offices in about 40 countries. It employs more than 33,000 people of whom almost half are in North America. The shares of RELX PLC, the parent company, are traded on the London, Amsterdam and New York stock exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RELX. The market capitalisation is approximately £43bn/€51bn/$59bn.